Computershare

510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: 20/01/2009

To: All Canadian Securities Regulatory Authorities

Subject: Mag Silver Corp.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	28/01/2009
Record Date for Voting (if applicable) :	28/01/2009
Meeting Date :	24/03/2009
Meeting Location (if available) :	Suite 1600 - 925 West Georgia Street, Vancouver, BC V6C 3L2

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	55903Q104	CA55903Q1046

Sincerely,

Computershare Trust Company of Canada / Computershare Investor Services Inc.

Agent for Mag Silver Corp.